Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: May 9, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as

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“believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) on May 9, 2014:

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I am keeping my promise from last week — this update will give you more details about what was discussed during the first integration planning workshop last week and explain what is coming next.

I have talked before about what makes an acquisition successful. Our pre-reading for the workshop included a Bain & Co report called ‘The 10 steps to a successful M&A integration’. It contains many valuable insights, including ‘start integration when you announce the deal’. So the workshop was an excellent opportunity to align the senior team on the direction of the integration process and make some key decisions on what we need to do next. In addition to the AMEC senior leaders, it was attended by three Foster Wheeler leaders: Roberto Penno, CEO Global Engineering and Construction Group, Gary Nedelka, CEO Global Power Group and Jon Nield, Project Risk Manager. I was glad our new Group President of Strategy and Business Development Jeff Reilly could join us as well. The sessions were facilitated by Bain, the consultants we appointed to help us with the integration planning.

In summary

Before I explain in more detail how the integration planning process is working and the results of our discussions, I would like to share some of our top level takeaways.

Firstly and importantly, I was hugely encouraged by the style of the meeting. Our discussions were challenging but collaborative, creating an effective and productive meeting. We made good progress, as one team. The IMO and work streams are being mobilised and the direction is being set. The atmosphere was truly uplifting and after the first day, Garry asked the participants how they felt about the previous day — their words are at the bottom of this update.

It was clear that we all see this proposed deal as the combination of two great businesses. As I reminded people, it’s not us and you: it’s AMEC and Foster Wheeler combining to create ‘us’. That’s why we are using the word ‘combination’ to describe what we aim to achieve. The new company will not be AMEC, nor will it be Foster Wheeler: both organisations will be integrated into a new entity and so deliver enhanced value. As I usually put it, 2+2 will not equal 4 in this case, we want 2+2=5, 6, 7 or even more.

And finally: we haven’t yet got all the answers, but we have agreed many of the processes by which we get them. And we have agreed we will communicate our progress frequently, to both AMEC and Foster Wheeler employees.

Integration work streams in more detail

At this stage we have six work streams preparing for the full launch of our Integration Management Office after which the number of work streams will triple. At this phase we are only talking about integration planning: for legal reasons we can’t start any of the integration process until all regulatory approvals have been obtained and all other conditions satisfied.  Let me say a few words about the key focus and overall deliverables from the first six.

The first work stream is looking at ‘Vision, value drivers and priorities’. We discussed the deal value drivers and the key integration principles we will use when we combine the two businesses. Now this work stream needs to develop their thinking further, based on our discussions.

The ‘Operating model’ work stream presented their conclusions to date. We talked about operating model principles for how we want the new company to run; we also discussed some key areas where it would be different from AMEC and Foster Wheeler today. It is important to know that we cannot assign any individuals to roles until completion, because of legal rules. However, we expect to communicate the top level structure of the combined group once the tender offer is issued.

It is easy to guess what the ‘Culture and employee engagement’ work stream focuses on: examining the similarities and differences between AMEC and Foster Wheeler’s existing cultures; agreeing the values and culture we would like to see in the combined business and supporting the behaviours we need to adopt to achieve them. The work stream is planning to consult widely on these topics in the coming months, using surveys and facilitated workshops. The atmosphere during this discussion was truly invigorating, engaging, inspiring and open.

We also discussed how, when and what we should be communicating; and how we create a common identity for the combined group. We do have constraints, which I have spoken about previously, as we need to file communications materials publicly with the SEC in the US; but we mustn’t let this stop us making the right communications. The ‘Branding and communications’ work stream is developing more detailed communications plans up to Day 1 and is also looking at what the Day 1 experience should look and feel like for AMEC and Foster Wheeler employees, customers and other stakeholders. We have agreed some communication principles and the appointment of a brand agency to help us bring together the proud heritage of our existing brands and create a compelling picture of the future, to bring the new company to life.

The ‘Integration management’ work stream is planning the integration process and is naturally led by Garry Dryburgh. It will be a challenge but with Garry’s three Rs: Right people, Ruthless prioritisation and Rhythm, we will successfully deliver in this area. Please don’t read any negative connotations into the use of ‘ruthless’ — here it is used to keep us focused and stresses the importance of prioritisation. We only have a limited time to prepare the companies for the change and beyond; we need to focus on the right order of things.

The last work stream is called ‘Tracking, reporting and planning’ and it does it exactly what it says — it is a tool to track and report integration progress and its rhythm.

During the workshop Bain representatives shared their experience and best practice in integration from other companies, which is always useful to test our methodology and approach against.

So — what next?

We will continue with our work: whether in individual work streams, through the Steering Committee meetings, or in preparing shareholder documentation. And you will hear from us more regularly. As part of our internal communications strategy, we anticipate communicating to employees at least once every two weeks. We expect this communication to get more specific and detailed as we get closer to creating our new, combined company. I encourage you to read it and understand our way forward, what is happening and why, as well as what you can expect. Please do send any questions you may have to communications@amec.com — we will be updating the Frequently Asked Questions on AMECnet on a regular basis.

This is a longer than normal update, and I am sure you can understand why. The proposed combination of AMEC and Foster Wheeler is an exciting one and we need to ensure that 2+2>4.

Samir Brikho